UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023

Commission File Number: 000-56292

GAMESQUARE ESPORTS INC.
(Translation of registrant’s name into English)

1008, 150 York Street

Toronto, Ontario M5H 3S5 Canada

(Address of Principal Executive Office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GAMESQUARE ESPORTS INC.

Date: April 6, 2023	By:	/s/ Paolo DiPasquale
Paolo DiPasquale
Chief Strategy Officer

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EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Press Release

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